UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One):

[X]                         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2011

or

[   ]                         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file Number:   0-22334

LODGENET INTERACTIVE CORPORATION 401(k) PLAN

(Title of the Plan)

LODGENET INTERACTIVE CORPORATION

(Name of Issuer of the Securities Held Pursuant to the Plan)

DELAWARE	46-0371161
(State of Incorporation)	(IRS Employer Identification Number)

3900 West Innovation Street, Sioux Falls, South Dakota  57107

(Address of Principal Executive Offices)

(605) 988-1000

(Registrant’s Telephone Number, including Area Code)

INDEX

PAGE

Form 11-K cover page for the LodgeNet Interactive Corporation 401(k) Plan	Cover

Index	2

Signature	3

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of the LodgeNet Interactive Corporation 401(k) Plan for the time periods specified below are submitted herewith together with the Independent Registered Public Accounting Firm’s report thereon:

Report of Independent Registered Public Accounting Firm	4

Statement of Net Assets Available for Benefits
December 31, 2011 and 2010	5

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2011	6

Notes to Financial Statements
December 31, 2011 and 2010	7

Schedule of Assets (Held at End of Year)
December 31, 2011	15

Exhibit 23 - Consents of Independent Registered Public Accounting Firms	16

Note:  Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LodgeNet Interactive Corporation 401(k) Plan
(Name of Plan)

Date: June 27, 2012	/s/ Frank P. Elsenbast
Frank P. Elsenbast
Senior Vice President, Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

LodgeNet Interactive Corporation 401(k) Plan

Sioux Falls, South Dakota

We have audited the accompanying statements of net assets available for benefits of LodgeNet Interactive Corporation 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LodgeNet Interactive Corporation 401(k) Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Eide Bailly LLP

Minneapolis, Minnesota

June 26, 2012

LODGENET INTERACTIVE CORPORATION 401(k) PLAN

Statement of Net Assets Available for Benefits

	As of December 31

	2011	2010

Assets
Investments, at fair value	$32,313,161	$35,572,553
Notes receivable from participants	966,631	1,198,651

Total Assets	33,279,792	36,771,204

Liabilities
Excess contributions payable	(6,481)	(9,680)

Net assets available for benefits at fair value	33,273,311	36,761,524

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(70,214)	(90,802)

NET ASSESTS AVAILABLE FOR BENEFITS	$33,203,097	$36,670,722

The accompanying notes are an integral part of these financial statements.

LODGENET INTERACTIVE CORPORATION 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31

2011

Investment income
Interest and dividend income	$647,384
Net depreciation of investments	(1,896,904)

Total investment income	(1,249,520)

Notes Receivable
Interest income on notes receivable from participants	49,240

Total interest on notes receivable	49,240

Contributions
Participant	2,263,754
Rollover	213,866
Other receipts	1,323

Total contributions	2,478,943

Deductions
Distributions to participants	(4,723,232)
Administrative expenses	(23,056)

Total deductions	(4,746,288)

Net decrease	(3,467,625)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	36,670,722

End of year	$33,203,097

The accompanying notes are an integral part of these financial statements.

LODGENET INTERACTIVE CORPORATION 401(k) PLAN

Notes to financial statements

December 31, 2011 and 2010

1             Description of the Plan

The following is not a comprehensive description of LodgeNet Interactive Corporation 401(k) Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General and Eligibility

The Plan is a contributory defined contribution plan covering all eligible full and part-time employees of LodgeNet Interactive Corporation, (the “Company”).  Employees become eligible to make 401(k) pre-tax contributions to the Plan beginning on January 1, April 1, July 1 or October 1 immediately following completion of three consecutive months of service and attaining age 18.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (the “Code”).

Plan Operations

The Company functions as the plan sponsor and administrator.  FASCore LLC is the Plan’s recordkeeper and SunTrust Bank is the Plan’s trustee and asset custodian of the Plan.

Contributions

The maximum percentage of compensation an employee may contribute to the Plan is 50%, with an annual maximum contribution as provided by the Code of $16,500 in 2011.  The Plan also allows participants who are age 50 or older to make catch-up contributions to the 401(k) Plan of $5,500 in 2011.  Participants may also rollover amounts representing distributions from other qualified plans into the Plan.  Amounts contributed are invested at the discretion and direction of plan participants in any of the Plan’s investment options, one of which is to invest in the common stock of the Company.

The Company may make a match of participant contributions equal to 50% of the first 6% of each participant’s eligible contribution for the plan year.  Amounts contributed are allocated among the investment funds in the same manner as participant contributions.  The Compensation and Benefits Committee of the Company passed a resolution dated November 20, 2008, to eliminate the matching contribution, effective for all participant contributions after November 21, 2008.  During 2011, the Company’s discretionary match continued to be suspended.

The Company may make additional discretionary contributions to the Plan.  In a year in which the Company chooses to make discretionary contributions, the contributions will be allocated based upon a participant’s proportionate share of total compensation for all participants and are allocated among the investment funds in the same manner as participant contributions.  There were no additional discretionary contributions in 2011.  Forfeitures in the amount of $17,857 were reallocated as additional employer contributions effective for the year ended December 31, 2011.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching and additional discretionary contributions, plus actual earnings thereon, is based on years of service.  A participant is 100% vested after five years of credited service based on the following percentages:

Percent vested

Less than one year of service	0%
One year but less than two	20
Two years but less than three	40
Three years but less than four	60
Four years but less than five	80
Five years or more	100

If a participant dies or becomes disabled while still employed by the Company, his or her entire plan account balance becomes 100% vested.

Investment Options

Upon enrollment to the Plan, a participant may direct employee and employer contributions in any of the funds offered by the Plan.  Participants may change their investment option daily.

Forfeitures

Forfeitures of the nonvested account balances result from participants who withdraw from the Plan before becoming fully vested in employer contributions and earnings thereon.  Forfeitures are used to reduce future employer contributions.  Due to the suspension of the employer match in 2011, there was no forfeiture used to offset employer contributions in 2011.  At December 31, 2011 and 2010, forfeitures available for future utilization totaled $17,857 and $25,891, respectively.  The balance at December 31, 2011 was allocated as additional employer contributions in 2012 based upon a participant’s contributions as it relates to the total participant contributions for the year ended December 31, 2011.

In May, 2008, the Plan received restitution required from a settlement between the SEC and several mutual fund companies due to market timing for the period 1998 through 2003 and the subsequent negative impact to investors.  Upon receipt of these restitutions, the Company chose to utilize the funds to offset third party plan expenses, but did not use the settlement as offsets to any employer matching contribution.  Within the forfeiture account a separate money source was created, the Unallocated Plan Assets account.  At December 31, 2011 there were no funds available to offset future plan expenses, however in 2010 there was $16,510, available.  A total of $17,834 was used during 2011 to pay third party plan expenses from the Unallocated Plan Asset account.

Notes Receivable from Participants

Participants may borrow funds from the Plan up to 50% of their vested balance at an interest rate determined at the time of loan origination of 1% over the prime interest rate.  The prime interest rate will be determined as of the first business day each month.  Loans will not be granted in amounts less than $1,000 or greater than $50,000.  Loans are evidenced by a promissory note and have a repayment period of up to five years, unless the loan qualifies as a home loan for which the repayment term is up to 15 years.  Principal and interest are repaid through regular payroll deductions.  At December 31, 2011, interest rates on loans range from 4.25% to 9.25%, and are due at various dates through June 2025.

Distribution of Benefits

Distributions are generally made upon termination of employment, retirement or disability.  Distributions are based upon the value of vested participant account balances when the benefits are withdrawn and are paid in a lump sum distribution for the entire vested account balance or a portion of the vested account balance upon participation election.  If the vested account balance is less than $1,000, the balance is paid in a lump sum distribution as soon as administratively possible.  Distributions may be made earlier for hardship reasons in accordance with Internal Revenue Service (“IRS”) regulations.

Account Balances

Each participant’s account is credited with the participant’s contributions and an allocation of Company contributions and Plan earnings.  Plan earnings are allocated based on participant account balances as defined.  Participants may invest their contributions, and redirect their account balances among the various fund options, including a Company stock fund.  Company contributions are invested in the same investment options as the participant contributions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

2     Summary of Significant Accounting Policies

The following significant accounting policies were used to prepare the financial statements in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

Investment income is recorded when earned.  Dividend income is recorded on the ex-dividend date.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments.  Purchases and sales of investments are recorded on a trade-date basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivables are reclassified as distributions based upon the terms of the plan document.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (herein FASB) issued ASU No. 2011-04 (herein ASU 2011-04), “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS’s”, which amends Accounting Standards Codification No. 820, “Fair Value Measurements and Disclosures.”  ASU 2011-04 requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, ASU 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  ASU 2011-04 also requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption will not have a material effect on the consolidated statements of net assets available for benefits and consolidated statement of changes in net assets available for benefits.

Plan Expenses

Effective October 1, 2006, the Plan permits the payment of certain Plan expenses from the Plan’s assets.

Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for investments that, in general, are exposed to various risks, such as interest rates, market conditions and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is possible that changes in risk factors in the near term could continue to materially affect participants’ account balances and the amounts reported in the financial statements.

The plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

LodgeNet Interactive Corporation common stock, included in the Company Stock Fund, accounts for approximately 3% and 5% of the net assets available for benefits of the Plan at December 31, 2011 and 2010, respectively.  Fluctuations in the price of LodgeNet Interactive Corporation common stock may continue to materially affect the participants’ account balances and the net assets available for benefits of the Plan as a whole.

Subsequent Events

The Plan sponsor has evaluated subsequent events through June 26, 2012, the date which the financial statements were to be issued.

3    Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2011	2010
Mutual funds
MFS Massachusetts Investors Growth Stock Class R3	$2,870,636	$3,097,582
T. Rowe Price Growth Stock Fund - R	2,297,723	2,767,026
Oppenheimer Global Fund A	2,191,592	-
MFS Massachusetts Research International R3	1,867,815	1,185,167
T. Rowe Price Retirement 2030 Fund - R	1,783,493	1,927,670
RidgeWorth Investment Grade Bond I	1,762,457	1,700,231
Templeton Growth Fund A	-	2,577,671
All other mutual funds investments, individually less than 5% of Plan assets	10,761,513	13,929,168
Total mutual funds	23,535,229	27,184,515
Interest bearing cash deposit account less than 5% of Plan assets	283,313	-
Common/collective trust funds
SunTrust Retirement 500 Index Fund Class B	4,194,884	3,248,698
SunTrust Retirement Stable Asset Fund (SRSA Fund)	3,196,228	3,245,981
Total common/collective trust funds	7,391,112	6,494,679
LodgeNet Interactive Corporation common stock	1,103,507	1,893,359
	$32,313,161	$35,572,553

Net depreciation of investments for the year ended December 31, 2011, consisted of the following:

Mutual funds	$(1,210,472)
Common/collective trust funds	89,008
Common stock	(775,440)
$(1,896,904)

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings in the Form 5500 due to different reporting requirements on the Form 5500.

4    Investment Contracts

The SunTrust Retirement Stable Asset Fund (herein SRSA Fund) primarily invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective trust funds) with similar characteristics.  Traditional GICs are backed by the general account of the issuer.  The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time.  Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term.  The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest).  GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.

The Plan’s participant investment balances held in the SRSA Fund had a fair value of $3,196,228 and $3,245,981 as of December 31, 2011 and 2010, respectively.  The corresponding contract value, based on the underlying contract value of the SRSA as provided by the fund, was $3,126,014 and $3,155,179 as of December 31, 2011 and 2010, respectively.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through the SRSA Fund, one of the investment options available under the Plan.  As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

5    Fair Value

FASB ASC Topic 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC Topic 820 are described below:

Level 1, defined as observable inputs such as quoted prices in active markets;

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of said instruments pursuant to the valuation hierarchy.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds

The mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end.  Mutual funds are classified as Level 1 investments.

Common stocks

LodgeNet Interactive Corporation common stock is stated at fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the Plan year.  Common stocks are classified as Level 1 investments.

Interest bearing cash deposit accounts

Valued at carrying value, which approximates fair value, based on the amount of net contributions plus any investment earnings allocated to the account.  Interest bearing cash deposit accounts are classified as Level 1 investments.

Common/collective trust funds

Common/collective trust funds (herein CCTs) are composed of a non-benefit-responsive investment fund and fully benefit-responsive investment contracts and are classified as Level 2 investments.  Investment in the non-benefit-responsive investment fund is valued at net asset value (NAV) based upon the quoted redemption value of units owned by the Plan at year end.  The fair value of fully benefit-responsive investment contracts is valued at NAV using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.  CCTs are not available in an exchange and active market, however the fair value is determined based on the underlying investments as traded in an exchange and active market.  CCTs are classified as Level 2 investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2011, and 2010, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Investments
Mutual funds
Large cap	$7,504,934	$-	$-	$7,504,934
International	4,442,551	-	-	4,442,551
Small/Mid cap	4,782,527	-	-	4,782,527
Balanced	3,484,032	-	-	3,484,032
Bond	2,577,226	-	-	2,577,226
Specialty	726,102	-	-	726,102
Money Market	17,857	-	-	17,857

Total mutual funds	23,535,229	-	-	23,535,229
Interest bearing cash deposit accounts	283,313	-	-	283,313
Common stocks	1,103,507	-	-	1,103,507
Common/collective trusts
Stable Asset Fund	-	3,196,228	-	3,196,228
Index Fund	-	4,194,884	-	4,194,884

Total Investments	$24,922,049	$7,391,112	$-	$32,313,161

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Investments
Mutual funds
Large cap	$9,522,958	$-	$-	$9,522,958
International	5,238,796	-	-	5,238,796
Small/Mid cap	5,103,553	-	-	5,103,553
Balanced	3,930,024	-	-	3,930,024
Bond	2,402,379	-	-	2,402,379
Specialty	944,403	-	-	944,403
Money Market	42,402	-	-	42,402

Total mutual funds	27,184,515	-	-	27,184,515
Common stocks	1,893,359	-	-	1,893,359
Common/collective trusts
Stable Asset Fund	-	3,245,981	-	3,245,981
Index Fund	-	3,248,698	-	3,248,698

Total Investments	$29,077,874	$6,494,679	$-	$35,572,553

FASB Update 2009-12, “Fair Value Measurement and Disclosure (Topic 820): Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)”, requires disclosures of certain attributes in entities that calculate a net asset value per share (or its equivalent) and do not have a readily determinable fair value.  The following table sets forth the disclosure of these attributes at December 31, 2011 and 2010:

	2011
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective Funds:
Stable Asset Fund	$3,196,228	$-	Daily	Daily
Index Fund	$4,194,884	$-	Daily	Daily

	2010
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective Funds:
Stable Asset Fund	$3,245,981	$-	Daily	Daily
Index Fund	$3,248,698	$-	Daily	Daily

The primary investment objective of the Stable Asset Fund (herein the “Fund”) is preservation of capital while also seeking a reasonable stable monthly return and a high degree of liquidity for participant withdrawals.  The Fund’s portfolio is comprised of GIC’s, short-term money market instruments, and other investments which exhibit general price stability.

The primary investment objective of the Index Fund (herein the “Fund”) is to emulate the performance of Standard and Poor’s 500 Index, which is a benchmark index designed to measure the investment returns of stocks of large capitalization U.S. companies.  The Fund’s portfolio is comprised of common stock held in a variety of sectors, including consumer discretionary and staples, energy, financials, health care, industrials, information technology, materials, telecommunications and utilities.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classifications of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2011, there were no significant transfers in or out of levels 1, 2 or 3.

6    Tax Status

The Plan uses a prototype plan document sponsored by SunTrust Bank.  SunTrust Bank received an opinion letter from the IRS, dated March 31, 2008, which states the prototype document satisfies the applicable provisions of the IRC.  The Plan itself has not received a determination letter from the IRS.  However, the Plan’s management believes the plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require the recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, participants will become fully vested in their accounts and assets will be distributed in accordance with the Plan document.

8    Party-in-Interest Transactions

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in the securities of the Company.

Participant contributions are invested in one or more of the investment fund options under the Plan, including stock of LodgeNet Interactive Corporation and investment funds under the trustee’s control.  In 2011, the amount of such purchases and sales of funds managed by the trustee and of the Company’s stock were as follows:

	Purchases	Sales
SunTrust mutual funds and common/collective trust funds	$ 4,203,404	$ 5,252,569
LodgeNet Interactive Corporation common stock	850,266	864,679

9    Excess Contributions Payable

Contributions from participants are net of payments made to certain participants to return excess contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.  The amount of excess contributions was $6,481 and $9,681 for the years ended December 31, 2011 and 2010, respectively.  These amounts are reflected as excess contributions payable in the statements of net assets available for benefits.

LODGENET INTERACTIVE CORPORATION 401(k) PLAN

(Employer identification number: 46-0371161) (Plan number: 001)

Schedule H, line 4i — Schedule of Assets (Held At End of Year)

As of December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value

	American Century Inflation Adjusted Bond Advisor	Mutual Fund	**	$814,767
	BlackRock Equity Dividend A	Mutual Fund	**	645,699
	Dreyfus Premier Technology Growth Fund	Mutual Fund	**	726,102
	Federated Capital Appreciation Fund	Mutual Fund	**	474,624
	Fidelity Advisor Small Cap T	Mutual Fund	**	749,742
	Franklin Small-Mid Cap Growth Fund	Mutual Fund	**	1,592,806
	Goldman Sachs Small Value Fund A	Mutual Fund	**	813,047
	MFS Massachusetts Investors Growth Stock Class R3	Mutual Fund	**	2,870,636
	MFS Massachusetts Research International R3	Mutual Fund	**	1,867,815
	MFS Massachusetts Value R3	Mutual Fund	**	1,216,253
	Oppenheimer Developing Market Fund A	Mutual Fund	**	383,145
	Oppenheimer Global Fund A	Mutual Fund	**	2,191,592
*	RidgeWorth Mid Cap Value Equity I	Mutual Fund	**	411,065
*	RidgeWorth Investment Grade Bond I	Mutual Fund	**	1,762,457
	T. Rowe Price Growth Stock Fund	Mutual Fund	**	2,297,723
	T. Rowe Price Retirement 2020 Fund - R	Mutual Fund	**	484,219
	T. Rowe Price Retirement 2030 Fund - R	Mutual Fund	**	1,783,493
	T. Rowe Price Retirement 2040 Fund - R	Mutual Fund	**	1,027,547
	T. Rowe Price Retirement 2050 Fund - R	Mutual Fund	**	188,773
	Wells Fargo Adv Common Stock A	Mutual Fund	**	1,215,867
	Federated Prime Obligations Fund SS	Mutual Fund	**	17,857
*	SunTrust Bank FDIC Account	Interest-Bearing Cash Deposit Account	**	283,313
*	SunTrust Retirement 500 Index Fund Class B	Common/Collective Trust Fund	**	4,194,884
*	SunTrust Retirement Stable Asset Fund	Common/Collective Trust Fund	**	3,196,228
*	LodgeNet Interactive Corporation	Common Stock, 461,720 shares	**	1,103,507

	Total investments at fair value			32,313,161

*	Notes receivable from participants	Interest ranging from 4.25% to 9.25%, due at various dates through June 2025	-	966,631

	Adjustment from fair value to contract value for fully benefit responsive investment contracts			(70,214)
				$33,209,578

* Denotes party-in-interest to the Plan.

** Historical cost information is not required for participant-directed investments under ERISA.